UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Triton PCS Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

896775103

(CUSIP Number)

Rohit M. Desai
c/o Desai Capital Management
540 Madison Avenue
New York, New York 10022
(212) 838-9191

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 12, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [_].

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896775103
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Private Equity Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,703,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,703,797
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,703,797 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON* PN

*See Instructions Before Filling Out!

CUSIP No. 896775103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Equity-Linked Investors - II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,040,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,040,412
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,412 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* PN

*See Instructions Before Filling Out!

CUSIP No. 896775103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rohit M. Desai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,744,209
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,744,209
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,209 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* IN

*See Instructions Before Filling Out!

CUSIP No. 896775103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rohit M. Desai Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,703,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,703,797
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,703,797 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON* OO

*See Instructions Before Filling Out!

CUSIP No. 896775103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rohit M. Desai Associates - II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,040,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,040,412
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,412 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* PN

*See Instructions Before Filling Out!

CUSIP No. 896775103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Desai Capital Management Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,744,209
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,744,209
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,209 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* CO

*See Instructions Before Filling Out!

                This Amendment No. 1 to Schedule 13D (this “Amendment”), filed by Private Equity Investors III, L.P. (“PEI III”), Equity-Linked Investors-II (“ELI II”), Rohit M. Desai Associates III, LLC (“RMDA III”), Rohit M. Desai Associates-II (“RMDA II”), Desai Capital Management Incorporated (“DCMI”) and Rohit M. Desai (“Desai,” and together with PEI III, ELI II, RMDA III, RMDA II, and DCMI, the “Reporting Persons”) relates to the Class A common stock, par value $0.01 per share, of Triton PCS Holdings, Inc. (“Triton”), a Delaware corporation, and amends the following items of the Reporting Persons’ statement on Schedule 13D filed on June 6, 2001 (“Schedule 13D”).

ITEM 4.	PURPOSE OF TRANSACTION.

                The first paragraph of Item 4 of the Schedule 13D is hereby deleted and is no longer valid because of the termination of the verbal agreement referred to therein.

                Item 4 is amended to include the following:

                On December 7, 2001, Triton announced the pricing of the sale by certain of its stockholders of up to 8,280,000 shares of Triton’s common stock in a firm-commitment, underwritten public offering. Triton’s press release announcing the pricing of the offering was filed as an exhibit to Triton’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2001 and such press release and Form 8-K is incorporated herein by reference.

                On December 12, 2001, the selling stockholders, including among others, PEI III and ELI II, completed the sale of 7,200,000 shares of Triton’s common stock pursuant to the terms of an underwriting agreement, and the underwriters for the offering have an option to purchase up to an additional 1,080,000 shares to cover over-allotments. The purchase price for the shares was $30.55. Pursuant to the offering, PEI III and ELI II sold 1,247,575 and 1,075,655 shares, respectively. PEI III and ELI II now currently hold 4,703,797 and 4,040,412 shares representing 8.0% and 6.8% of the outstanding shares of Class A common stock of Triton, respectively (based upon the number of Class A common shares outstanding as of October 29, 2001, as reported in Triton’s Form 10-Q for the quarterly period ended September 30, 2001). To the extent the underwriters exercise the over-allotment option, PEI III and ELI II will be committed to sell an additional 187,136 and 161,349 shares, respectively.

                For more information about the offering, refer to Triton’s prospectus supplement and the accompanying prospectus filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, on December 10, 2001.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

                Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                The response of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Class A common stock of Triton is incorporated herein by reference. The responses are based on an outstanding number of shares of Class A common stock of 59,051,709 as of October 29, 2001, as reported by Triton in its Form 10-Q filed with the SEC for the quarterly period ended September 30, 2001. Pursuant to Rule 13d-4 under the Act, as amended, each of RMDA III, RMDA II, DCMI and Desai hereby declare that the filing of this Schedule 13D shall not be construed as an admission that any person other than PEI III or ELI II is the beneficial owner of any securities covered by this Schedule 13D.

                PEI III and ELI II collectively may be deemed to be part of a “group” for purposes of Section 13 of the Act, as amended, whose members collectively hold more than 5% of Triton’s common stock (a “Group”). Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of stock held by any of the other parties to the Agreement or any member of a Group that might be attributed to them by reason of the Agreement. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders constitute such a person or group.

                No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock owned beneficially by any such Reporting Person.

                Except as reported in Item 4 above and incorporated by reference herein, there have been no transactions involving Triton’s common stock during the past sixty days which are required to be reported in this Statement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                Stockholders Agreement. Each of PEI III and ELI II is a party to the First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among Triton and certain of its stockholders, a copy of which was attached to the Schedule 13D filed on June 6, 2001 as Exhibit A thereto and is incorporated herein by reference.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001

                                     PRIVATE EQUITY INVESTORS III, L.P.

                                     By:  Rohit M. Desai Associates III, LLC
                                          its general partner

                                     By:        /s/  Rohit M. Desai
                                          Name:  Rohit M. Desai
                                          Title: Managing Member

                                     EQUITY-LINKED INVESTORS-II

                                     By:  Rohit M. Desai Associates-II
                                          its general partner

                                     By:        /s/  Rohit M. Desai
                                          Name:  Rohit M. Desai
                                          Title: Managing Partner

                                     ROHIT M. DESAI ASSOCIATES III, LLC

                                     By:        /s/  Rohit M. Desai
                                          Name:  Rohit M. Desai
                                          Title: Managing Member

                                     ROHIT M. DESAI ASSOCIATES-II

                                     By:        /s/  Rohit M. Desai
                                          Name:  Rohit M. Desai
                                          Title: Managing Partner

                                     DESAI CAPITAL MANAGEMENT INCORPORATED

                                     By:        /s/  Rohit M. Desai
                                          Name:  Rohit M. Desai
                                          Title: President

                                     ROHIT M. DESAI

                                     By:        /s/  Rohit M. Desai
                                          Name:  Rohit M. Desai